Item 1. Security and Issuer

(a) Title of Class of Securities:

Common Shares, no par value

(b) Name of Issuer:

Electra Battery Materials Corporation

(c) Address of Issuer's Principal Executive Offices:

133 Richmond Street West, Suite 602, Toronto, Ontario, Canada, M5H 2L3

Item 1 Comment:

This Amendment No. 3 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on July 25, 2025 (as amended and supplemented by Amendment No. 1 and Amendment No. 2, the "Original Schedule 13D") with respect to the Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented as follows:

On October 21, 2025, the Consenting Convertible Noteholders entered into Amendment No. 2 to the Transaction Support Agreement to extend the outside date to close the Transactions to October 23, 2025.

On October 22, 2025 (the "Closing Date"), the Consenting Convertible Noteholders consummated the transactions contemplated by the Transaction Support Agreement (as amended). The Closing Date constituted the Transaction Effective Date for purposes of the Transaction Support Agreement (as amended) and, as a result, the Transaction Support Agreement (as amended) terminated in accordance with its terms on the Closing Date.

Concurrently with the consummation of the transactions listed below on the Closing Date, any "group" that may be deemed to have existed between the Reporting Person and any of the other Named Holders has been terminated.

Exchange Agreement

On the Closing Date, the Fund entered into an Exchange Agreement with the Issuer and its various subsidiaries (the "Exchange Agreement") pursuant to which the Fund completed the following transactions:

- The Fund exchanged US$6,878,000 aggregate principal amount of Equitized Notes and US$4,585,000 aggregate principal amount of Rolled Notes for an aggregate 9,062,596 Common Shares, 10,385,359 warrants to purchase common shares at an exercise price of $1.25 per share (the "October 2025 Warrants"), 2,043,968 pre-funded warrants to purchase Common Shares at an exercise price of $0.000001 per share (the "Pre-Funded Warrants" and, together with the October

2025 Warrants, the "Warrants") and US$5,243,452.18 aggregate principal amount of New Term Loan having the terms set forth in the Credit Agreement (as defined below).

- The Fund forfeited for cancellation all of the outstanding 2028 Warrants previously held by the Fund.

- The Fund and the Issuer entered into the Registration Rights Agreement (as defined below).

As a result of these transactions, the Fund does not beneficially own any Notes or 2028 Warrants. Concurrently with the closing of the transactions above, the Issuer completed the New Equity Offering. The Fund was not required to and did not fund its backstop commitment as part of the New Equity Offering.

October 2025 Warrants

The October 2025 Warrants are governed by the Warrant Indenture, dated the Closing Date (the "October 2025 Warrant Indenture"), between the Issuer and TSX Trust Company, as warrant agent. Each October 2025 Warrant entitles the holder to purchase one Common Share at an exercise price of US$1.25 per Common Share. The number of Common Shares that may be purchased and the exercise price per Common Share are subject to customary anti-dilution adjustments as set forth in the October 2025 Warrant Indenture. No October 2025 Warrants may be exercised prior to December 21, 2025, the date 60 days after the issuance of the October 2025 Warrants. The Fund has elected to be subject to the beneficial ownership limitations set forth in the October 2025 Warrant Indenture. As a result, the Fund may not exercise any October 2025 Warrant to the extent the beneficial ownership of the Fund (and certain persons whose ownership is attributable to the Fund under the October 2025 Warrant Indenture) would exceed 4.9% of the Common Shares outstanding after giving effect to such exercise.

Pre-Funded Warrants

Each Pre-Funded Warrant is exercisable by the holder to acquire one Common Share at an exercise price of US$0.000001 per share, subject to customary anti-dilution adjustments as set forth in the Pre-Funded Warrants, for an indefinite period without expiry. The Pre-Funded Warrants include mandatory beneficial ownership limitations. As a result, the Fund may not exercise any Pre-Funded Warrant to the extent the beneficial ownership of the Fund (and certain persons whose ownership is attributable to the Fund under the Pre-Funded Warrant) would exceed 4.9% of the Common Shares outstanding after giving effect to such exercise (such limitation on exercise, together with the limitation on exercise in the October 2025 Warrants, the "Beneficial Ownership Blockers").

Credit and Guaranty Agreement

On the Closing Date, the Consenting Convertible Noteholders entered into a Credit and Guaranty Agreement (the "Credit Agreement") with the Issuer, the subsidiary guarantors, GLAS USA LLC, as administrative agent, and GLAS Trust Company LLC, as collateral agent, which governs the New Term Loans. The New Term Loans mature three years following the Closing Date and bear interest at a rate of 8.99% per annum, payable in cash, or, at the Issuer's option, 11.125% per annum, payable in kind. The New Term Loans are guaranteed by each of the Issuer's subsidiaries and secured by a first-priority security interest on substantially all of the Issuer's assets and the assets and equity of each of the Issuer's subsidiaries. The Credit Agreement contains customary events of default and basic positive and negative covenants, including a minimum liquidity covenant requiring the Issuer to maintain at all times at least US$15.0 million of liquidity. The minimum liquidity covenant is subject to step-down in certain circumstances described in the Credit Agreement.

Amended and Restated Royalty Agreement

On the Closing Date, the Fund amended and restated its existing royalty agreement with the Issuer (such agreement, the "Amended and Restated Royalty Agreement") to (i) extend the length of the existing royalty rights to expire seven years following the commencement of commercial production by the Issuer and (ii) increase the cumulative cap for royalty payments to the Fund to US$2.06 million.

Registration Rights Agreement

On the Closing Date, each of the Consenting Convertible Noteholders entered into that certain Registration Rights Agreement with the Issuer (the "Registration Rights Agreement"). Under the terms of the Registration Rights Agreement, the Consenting Convertible Noteholders have the right to cause the Issuer, at the Issuer's expense, to register for resale under applicable U.S. securities laws all Common Shares (including Common Shares issuable upon exercise of the Warrants) and the October 2025 Warrants held or beneficially owned by any of the Consenting Convertible Noteholders.

Bridge Notes Repayment and Termination of Board Nomination Agreement

On the Closing Date, the Issuer completed the New Equity Offering and used the proceeds to, among other things, repay all outstanding indebtedness, including accrued but unpaid interest, on the Bridge Notes issued to the Reporting Person in connection with the signing of the Transaction Support Agreement. Concurrently with the completion of the transactions described in this Amendment, the Board Nomination Agreement (and the rights of the Consenting Convertible Noteholders to appoint any member of the Board) terminated.

The foregoing descriptions of the Exchange Agreement, the October 2025 Warrant Indenture, the Credit Agreement, the form of Amended and Restated Royalty Agreement, the Registration Rights Agreement and the form of Pre-Funded Warrant are summaries only, do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are attached as Exhibits 99.13 through 99.19 and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) Item 5(a) of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 to this Amendment and in rows (7) through (10) on the cover page of this Amendment.

(b) The information contained in rows (7) through (10) of the cover page to this Amendment is incorporated herein by reference in its entirety.

(c) Except as described in Item 4 of this Amendment, the Reporting Person has not effected transactions in the Common Shares since the filing of Amendment No. 2 on September 18, 2025.

(e) Concurrently with the consummation of the transactions listed above on the Closing Date, any "group" that may be deemed to have existed between the Reporting Person and any of the other Named Holders has been terminated. The Reporting Person has not previously reported its ownership of Common Shares, other than as part of any "group" that may have been deemed to have existed, and after the consummation of the transaction listed above. The Reporting Person holds the Common Shares it beneficially owns without the purpose or effect of changing or influencing the control of the Issuer nor in connection with or as a participant in any transaction having that purpose or effect. Accordingly, once this Amendment is filed to report the termination of any "group" that may have been deemed to exist, the Reporting Person expects to report its own beneficial ownership of Common Shares on Schedule 13G going forward.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by including the information set forth in Item 4 of this Amendment.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.13 – Amendment No. 2 to Transaction Support Agreement, dated October 21, 2025 (incorporated by reference to Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

Exhibit 99.14 – Exchange Agreement, dated October 22, 2025 (incorporated by reference to Exhibit 99.2 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

Exhibit 99.15 – Credit and Guaranty Agreement, dated October 22, 2025 (incorporated by reference to Exhibit 99.7 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

Exhibit 99.16 – Form of Amended and Restated Royalty Agreement, dated October 22, 2025 (incorporated by reference to Exhibit 99.3 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

Exhibit 99.17 – Registration Rights Agreement, dated October 22, 2025 (incorporated by reference to Exhibit 99.4 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

Exhibit 99.18 – Warrant Indenture, dated October 22, 2025 (incorporated by reference to Exhibit 99.5 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)

Exhibit 99.19 – Form of Pre-Funded Warrant (incorporated by reference to Exhibit 99.6 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 24, 2025)